File No. 70-10177

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| | | |
|---|---|---|
| Application of Northeast Utilities,<br>NU Enterprises, Inc.<br>Select Energy, Inc.<br>on Form U-1 | )<br>)<br>)<br>) | CERTIFICATE PURSUANT TO RULE 24<br>UNDER THE PUBLIC UTILITY HOLDING<br>COMPANY ACT OF 1935 |

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27868, June 30, 2004, and HCAR No. 35-27868A, July 2, 2004, File No. 70-10177) ("Order").

For the quarter ended September 30, 2005, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

As of September 30, 2005, NU's aggregate investment in EWGs was approximately $448.2 million, or 65.7% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $682.0 million.

2) A computation in accordance with rule 53(a) setting forth NU's "aggregate investment" in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU's common equity, all as of the end of the quarter.

| | As of September 30, 2005 | |
|---|---|---|
| | (Thousands of Dollars) | % |
| NU's aggregate investment in EWGs | $ 448,174 | - % |
| a) Total consolidated capitalization | 6,893,613 | 6.5 |
| b) Net utility plant | 6,227,880 | 7.2 |
| c) Total consolidated assets | 12,929,392 | 3.5 |
| d) Aggregate market value of NU's common equity | 2,594,224 | 17.3 |

3) Consolidated capitalization ratios of NU, CL&P, PSNH and WMECO as of the end of the quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s):

| NU Consolidated | As of September 30, 2005 | |
|---|---|---|
| | (Thousands of Dollars) | % |
| Common shareholders' equity | $ 2,031,524 | 29.5 % |
| Preferred stock | 116,200 | 1.7 |
| Long-term and short-term debt | 3,346,746 | 48.5 |
| Rate reduction bonds | 1,339,143 | 20.3 |
| | $ 6,893,613 | 100.0 % |

| The Connecticut Light and Power Company (CL&P) | As of September 30, 2005 | |
|---|---|---|
| | (Thousands of Dollars) | % |
| Common stockholder's equity | $ 984,083 | 29.9 % |
| Preferred stock | 116,200 | 3.5 |
| Long-term and short-term debt | 1,296,628 | 39.5 |
| Rate reduction bonds | 890,009 | 27.1 |
| | $ 3,286,920 | 100.0 % |

| Public Service Company of New Hampshire (PSNH) | As of September 30, 2005 | |
|---|---|---|
| | (Thousands of Dollars) | % |
| Common stockholder's equity | $ 429,606 | 33.0 % |
| Long-term and short-term debt | 477,198 | 36.7 |
| Rate reduction bonds | 395,035 | 30.3 |
| | $ 1,301,839 | 100.0 % |

| Western Massachusetts Electric Company (WMECO) | As of September 30, 2005 | |
|---|---|---|
| | (Thousands of Dollars) | % |
| Common stockholder's equity | $ 178,278 | 31.8 % |
| Long-term and short-term debt | 267,485 | 47.8 |
| Rate reduction bonds | 114,098 | 20.4 |
| | $ 559,861 | 100.0 % |

4) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of NGC and each additional EWG from that attributable to other subsidiaries of NU.

Retained earnings statement as of September 30, 2005:

| | NGC | NU Consolidated |
|---|---|---|
| | (Thousands of Dollars) | |
| Beginning balance as of July 1, 2005 | $ 54,173 | $ 635,221 |
| Additions: | | |
| Net income/(loss) | 8,457 | (94,492) |
| Deductions: | | |
| Cash dividends on common shares | 8,000 | 87 |
| Ending balance as of September 30, 2005 | $ 54,630 | $ 540,642 |

5) A statement of revenues and net income for each EWG for the twelve months ending as of the end of the quarter:

| Twelve Months Ended September 30, 2005 | NGC |
|---|---|
| | (Thousands of Dollars) |
| Revenues | $153,098 |
| Net Income | $ 43,987 |

# SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES
(Registered Holding Company)


/s/ John P. Stack
_____
John P. Stack
Vice President - Accounting and Controller
Northeast Utilities
P.O. Box 270
Hartford, CT 06141-0270
November 18, 2005